UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

COMARCO, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

200080109

(CUSIP Number)

Alan S. Parsow	with a copy to	David L. Hefflinger
General Partner		McGrath North Mullin
Elkhorn Partners Limited Partnership		& Kratz, PC LLO
2222 Skyline Drive		Suite 3700 First National Tower
Elkhorn, NE 68022		1601 Dodge Street
(402) 289-3217		Omaha, NE 68102
(402) 341-3070

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Not Applicable

(Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 200080109	13D	Page 2 of 3 Pages

1.	Name of Reporting Person

SS or IRS Identification Number of Above Person

Elkhorn Partners Limited Partnership / 47-0721875

2.	Check the Appropriate Box if a Member of a Group

/X/ (a)	/ / (b)

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

/ /

6.	Citizenship or Place of Organization

Nebraska

7. Sole Voting Power

686,298 Shares
Number of
Shares	8. Shared Voting Power
Beneficially
Owned by	0
Reporting
Person	9. Sole Dispositive Power
With
686,298 Shares

10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

686,298 Shares

12.	Check Box if Aggregate Amount in Row 11 Excludes Certain Shares

/ /

13.	Percent of Class Represented by Amount in Row 11

Approximately 9.2% of voting securities

14.	Type of Reporting Person

PN

CUSIP NO. 200080109	13D	Page 3 of 3 Pages

Elkhorn Partners Limited Partnership (the “Partnership”) makes this filing to amend certain information previously reported by the Partnership. This filing constitutes Amendment No. 4 to the Schedule 13D of the Partnership. The Partnership amends such prior Schedule 13D reports with respect to the common stock of Comarco, Inc. (“Comarco”) by adding the following information to the items indicated.

ITEM 4.	PURPOSE OF THE TRANSACTION.

The Partnership currently believes that, based on the performance of Comarco’s common stock price since 2002, it would be in the best interests of all Comarco shareholders for the company to explore all strategic alternatives for maximizing shareholder value, including hiring an investment banker and reviving the company’s share repurchase program. The Partnership will consider exercising its cumulative voting rights at the company's 2006 annual meeting in order to attempt to place a Partnership representative on the board of directors.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)(b) As of May 4, 2006, the Partnership owns 686,298 shares of Comarco common stock. The Comarco Form 10-K for the year ended January 31, 2006 reported that there were outstanding 7,429,344 shares of Comarco common stock as of April 13, 2006. Based on this number, the Partnership owns approximately 9.2% of the Comarco common stock.

(c) During the past 60 days, the Partnership (i) purchased 16,003 shares of Comarco common stock, in open market transactions, at prices ranging from $8.55 to $10.63 per share and (ii) sold 6,550 shares of Comarco common stock, in open market transactions, at $13.04 per share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED: May 4, 2006

Elkhorn Partners Limited Partnership

By: /s/ Alan S. Parsow

Alan S. Parsow
General Partner